Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Three Months Ended 6/30/2009	Six Months Ended 6/30/2009
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$90	$217
One-Third of Rents, Net of Income from Subleases	8	15

Total Fixed Charges	98	232

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,352	$1,089
Fixed Charges	98	232

Total Earnings	1,450	1,321

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	14.79x	5.70x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$348	$749
One-Third of Rents, Net of Income from Subleases	8	15

Total Fixed Charges	$356	$764

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,352	$1,089
Fixed Charges	356	764

Total Earnings	$1,708	$1,853

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.80x	2.43x